UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-42132

NOVA MINERALS LIMITED

(Translation of registrant’s name into English)

Suite 5, 242 Hawthorn Road,

Caulfield, Victoria 3161

Australia
+61 3 9537 1238

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F            ☐ Form 40-F

NOVA MINERALS LIMITED

EXPLANATORY NOTE

This Report of Foreign issuer (“Report”) on Form 6-K is being filed to disclose the (i) press release of Nova Minerals Limited (the “Company”) titled “Nova Minerals Plans to Redomicile to the United States and Seeks 100% Ownership of the Estelle Project” which was released February 4, 2026 Australia time (February 3, 2026 US time) a copy of which is attached to this Report as Exhibit 99.1; and (ii) Michael Melamed’s notice of his intention to resign as the Company’s Chief Financial Officer effective April 30, 2026, as reported in the press release attached hereto as Exhibit 99.1.

Notice of Resignation of Chief Financial Officer

On February 1, 2026, Michael Melamed provided the Company with three months’ notice of his intention to resign from his position as Chief Financial Officer of the Company, effective April 30, 2026.

This Report (including the exhibit attached hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release dated February 3, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MINERALS LIMITED

Date: February 3, 2026	By:	/s/ Craig Bentley
	Name:	Craig Bentley
	Title:	Director of Finance and Compliance and Director

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